KEWAUNEE SCIENTIFIC CORPORATION

2700 West Front Street

Statesville, North Carolina 28677-2927

December 9, 2008

Division of Corporation Finance of the

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington DC 20549

Attention:        Angela Crane, Branch Chief

RE:	Kewaunee Scientific Corporation

Comments on Form 10-K for the year ended April 30, 2008

File No. 000-05286

Ladies and Gentlemen:

On behalf of Kewaunee Scientific Corporation, a Delaware corporation (the “Company”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 25, 2008, to the undersigned, with respect to the Company’s Form 10-K for the Fiscal Year ended April 30, 2008 (the “2008 Form 10-K”).

For your convenience, each comment from your letter is set forth in bold typeface, and followed by the Company’s response. Capitalized terms used and not defined herein have the respective meanings assigned to them in the 2008 Form 10-K. All references to page numbers and captions correspond to the page numbers and captions in the 2008 Form 10-K.

Form 10-K for the fiscal year ended April 30, 2008

Note 1 – Summary of Significant Accounting Policies, page 23

Revenue Recognition, page 24

1. We note that you earn revenues from both product sales and installation services. If revenue from services is greater than 10% please revise future filings to state revenues from the sale of products and services separately on the face of the income statement, consistent with the requirements of Regulation S-X, Rule 5-03. Please also note that when revenue is presented separately, the related costs of sales for each type of revenue also should be presented separately on the face of the income statement.

Response: The Company’s installation sales were approximately $3,649,000, or 4% of sales, for the fiscal year ended April 30, 2008. Accordingly, revenue from installation services is less than the 10% threshold required for revenues from services to be stated separately on the face of the statement of operations.

Angela Crane, Branch Chief

Division of Corporation Finance of the

United States Securities and Exchange Commission

December 9, 2008

2. We also noted your disclosure that any warranty issues are determined in a relatively short period of time, are infrequent in nature and as such, warranty expenses are expensed as incurred. Please confirm to us, if true, that warranty costs are immaterial, and revise future filings to state so.

Response: Warranty issues continue to be determined in a relatively short period of time, are infrequent in nature and as such, are expensed as incurred. Warranty expense continues to be immaterial as shown in the following table:

	Warranty Expense	% to Total Sales
Fiscal Year Ended April 30, 2008		$133,000.15%
Fiscal Year Ended April 30, 2007		$118,000.14%
Fiscal Year Ended April 30, 2006		$91,000.11%

We will add disclosure in future filings confirming that warranty costs are immaterial.

Note 5 – Stock Options and Share-Based Compensation, page 30

3. We note that you applied SAB 107 Safe Harbor election for determining the expected term of your options. It appears that you have applied the simplified method permitted under SAB 107 to determine the expected term of the options. If that is the case then please note that SAB 110 was effective January 1, 2008. As such, please explain to us how you considered the impact of the guidance at SAB 110 and why you determined that the simplified method was appropriate to apply. Also in this regard, please revise your disclosure in future filings in accordance with the guidance at SAB 110.

Response: For stock options granted during the fiscal year ended April 30, 2008, the Company believes that its historical share option experience does not provide a reasonable basis upon which to estimate expected term. The stock options were granted on August 28, 2007 and have the “plain-vanilla” characteristics as defined in SAB 107. The Company utilized the Safe Harbor option “Simplified Method” to determine the expected term of these options in accordance with the guidance of SAB 107 for options granted prior to December 31, 2007. The Company intends to continue to utilize the “Simplified Method” for future grants in accordance with the guidance of SAB 110 until such time that the Company believes that its historical share option experience will provide a reasonable basis to estimate expected term.

Angela Crane, Branch Chief

Division of Corporation Finance of the

United States Securities and Exchange Commission

December 9, 2008

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at 704-871-3290, or by fax at 704-873-1275, if the Staff has any questions regarding the Company’s responses.

Sincerely,

KEWAUNEE SCIENTIFIC CORPORATION

/s/ D. Michael Parker
D. Michael Parker
Senior Vice President, Finance
Chief Financial Officer

cc:	Andri Boerman

Securities and Exchange Commission